Registration No. 333-271838
Filed Pursuant to Rule 424(b)(3)

DOMINION ENERGY, INC.

DOMINION ENERGY RELIABILITY INVESTMENT®

VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

PRICING SUPPLEMENT

(To Prospectus dated May 11, 2023)

The Date of this Pricing Supplement is December 12, 2025

The Dominion Energy Reliability Investment Variable Denomination Floating Rate Demand Notes (the “Notes”) bear interest at a floating rate per annum determined by the Dominion Energy Reliability Investment Committee on a weekly basis to be effective on Monday of the week following such determination.

The current Prospectus for the Notes was filed with the Securities and Exchange Commission on May 11, 2023. The interest rate established for the Notes as of December 15, 2025, and set forth below, remains in effect until further notice.

Effective Date	Interest Rate Per Annum
Monday, December 15, 2025	3.75%